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                                                             Exhibit (a)(1)(XXX)


                         [LETTERHEAD OF OMNICARE, INC.]


Omnicare                                                            news release
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              OMNICARE TO CONTRIBUTE TO NCS STOCKHOLDER ESCROW FUND

COVINGTON, Ky., January 6, 2003 -- Omnicare, Inc. (NYSE: OCR), a leading provider of pharmaceutical care for the elderly, today announced that it has agreed, subject to court approval, to contribute $4,500,000 to the $13,500,000 stockholder escrow fund, which the Delaware Chancery Court has ordered be entirely funded with amounts withheld from the aggregate amount payable to stockholders of NCS HealthCare, Inc. (NCSS.OB).

On January 2, 2003, Omnicare was enjoined by the Delaware Chancery Court from paying $13,500,000 of the aggregate amount payable to stockholders of NCS in Omnicare's tender offer and merger and was ordered to deposit such amount in an interest-bearing escrow account pending a determination by the Chancery Court with respect to the NCS stockholder-plaintiffs' request for attorneys' fees and expenses. The court further ordered that the entire escrow amount be withheld by proration among all shares of NCS common stock acquired by Omnicare in the tender offer and the merger.

On January 5, 2003, Omnicare entered into a letter agreement with NCS which provided that, subject to approval of the Chancery Court, Omnicare would contribute $4,500,000 of the amount required to be deposited in escrow. As a result, only $9,000,000 of the escrow amount will need to be withheld by proration among the shares of NCS common stock (including stock options) to be acquired by Omnicare in the tender offer and the merger.

Pursuant to the letter agreement, Omnicare has agreed that the first $2,500,000 of any amount awarded to the stockholder-plaintiffs' counsel from the escrow account will be taken from Omnicare's contribution to the escrow account. An award, if any, in excess of $2,500,000 will be funded out of the remainder of the escrow account on a pro rata basis, as follows: (i) approximately 82% of such amount will be taken from the aggregate amount ($9,000,000) withheld from the NCS stockholders and (ii) approximately 18% of such amount will be taken from the remaining $2,000,000 contributed by Omnicare.

Omnicare currently intends to amend its tender offer materials to reflect the Chancery Court's order and the letter agreement with NCS.


About the Company
Omnicare, based in Covington, Kentucky, is a leading provider of pharmaceutical care for the elderly. Omnicare serves approximately 746,000 residents in long-term care facilities in 45 states, making it the nation's largest provider of professional pharmacy, related consulting and data management services for skilled nursing, assisted living and other institutional healthcare providers. Omnicare also provides clinical research services for the pharmaceutical and biotechnology industries in 28 countries worldwide. For more information, visit the company's Web site at http://www.omnicare.com.




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This document is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made only through an offer to purchase, including the supplement thereto, and a related revised letter of transmittal. Investors and security holders are strongly advised to read the tender offer statement of Omnicare because it contains important information. The tender offer statement has been filed by Omnicare with the Securities and Exchange Commission (SEC). Investors and security holders may obtain a free copy of these statements (when available) and other relevant documents on the SEC's Web site at: http://www.sec.gov. The tender offer statement and related materials may also be obtained for free by directing such requests to Omnicare at (859) 392-3331.

Statements in this press release concerning matters relating to the escrow of funds in connection with the NCS stockholder-plaintiffs' request for attorneys' fees and expenses, together with other statements that are not historical, are forward-looking statements that are estimates reflecting the best judgment of Omnicare based on currently available information. Such forward-looking statements involve actual known and unknown risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements to differ materially from those stated. Such risks, uncertainties, contingencies and other factors, many of which are beyond the control of Omnicare, include overall economic, financial and business conditions; trends for the continued growth of the businesses of Omnicare; the realization of anticipated revenues, economies of scale, cost synergies and profitability; the ability to implement productivity, consolidation and cost reduction efforts and to realize anticipated benefits; the impact and pace of pharmaceutical price increases; delays and further reductions in governmental reimbursement to customers and to Omnicare as a result of pressure on federal and state budgets due to the continuing economic downturn and other factors; the overall financial condition of Omnicare's customers; Omnicare's ability to assess and react to the financial condition of its customers; the impact of seasonality on the business of Omnicare; the ability of vendors to continue to provide products and services to Omnicare; the continued successful integration of Omnicare's clinical research business and acquired companies, including NCS, and the ability to realize anticipated economies of scale and cost synergies; pricing and other competitive factors in the industry; increases or decreases in reimbursement; the effect of new government regulations, executive orders and/or legislative initiatives, including those relating to reimbursement and drug pricing policies and changes in the interpretation and application of such policies; government budgetary pressures and shifting priorities; efforts by payors to control costs; the outcome of litigation; the failure of Omnicare to obtain or maintain required regulatory approvals or licenses; loss or delay of contracts pertaining to Omnicare's contract research organization business for regulatory or other reasons; the ability of clinical research projects to produce revenues in future periods; the ability to attract and retain needed management; the impact and pace of technological advances; the ability to obtain or maintain rights to data, technology and other intellectual property; the impact of consolidation in the pharmaceutical and long-term care industries; volatility in the market for Omnicare's stock, the stock of NCS and in the financial markets generally; access to capital and financing; the demand for Omnicare's products and services; variations in costs or expenses; the continued availability of suitable acquisition candidates; changes in tax law and regulation; changes in accounting rules and standards; and other risks and uncertainties described in Omnicare's reports and filings with the Securities and Exchange Commission.

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Contacts:

Cheryl D. Hodges                          Joele Frank /Nina Covalesky
Omnicare, Inc.                            Joele Frank, Wilkinson Brimmer Katcher
(859) 392-3331                            (212) 355-4449, ext. 121